June 8, 2005

Mail Stop 4561

Via U.S. Mail and Fax (716) 636-0466
Mr. Joseph M. Jayson
Individual General Partner
Realmark Property Investors Limited Partnership - II
2350 North Forest Road
Getzville, New York 14068

	RE:	Realmark Property Investors Limited Partnership - II
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 31, 2005
		Form 10-Q for the period ended March 31, 2005
		Filed May 16, 2005
		File No. 0-11909

Dear Mr. Jayson:

      We have reviewed your response letter dated May 26, 2005 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 15: Exhibits, Financial Statements, Schedules, and Reports on
Form 8-K, page 11

1. We have reviewed your response to comment 1. We believe that you should amend your filing to include financial statements for the past three years for your equity investment in Research Triangle Industrial Park in accordance with Rule 3-09 of Regulation S-X.

Note 4. Investments in Unconsolidated Joint Ventures, page F-11

2. We have reviewed your response to prior comment 2. We understand that RPILP - VI A purchased its portion of the Joint Venture from Research Triangle Industrial Park West Associates and that this affects its investment balance in the joint venture as well as amortization on the books of RPILP -VI A. However, please explain to us how this affected the balance in partners` deficit on the books of the joint venture and how the joint venture will account for the difference upon liquidation.


      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      If you have any questions, you may contact William Demarest at
(202) 551-3432 or me at (202) 551-3486.



Sincerely,



Daniel L. Gordon
Branch Chief


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Realmark Property Investors Limited Partnership - II
June 8, 2005
Page 1